Exhibit 12.1

Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Statement of Computation of Ratios (pro forma)

(in thousands, except ratios)

	Digital Realty Trust, Inc.		Digital Realty Trust, L.P.
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2017	2016
Income from continuing operations before noncontrolling interests	$152,802	$347,647	$152,802	$347,647
Interest expense	133,247	284,319	133,247	284,319
Interest within rental expense (1)	14,580	28,131	14,580	28,131
Noncontrolling interests in consolidated joint ventures	(234)	(367)	(234)	(367)

Earnings available to cover fixed charges	$300,395	$659,730	$300,395	$659,730
Fixed charges:
Interest expense	$133,247	$284,319	$133,247	$284,319
Interest within rental expense (1)	14,580	28,131	14,580	28,131
Capitalized interest	17,279	26,704	17,279	26,704

Total fixed charges	165,106	339,154	165,106	339,154
Preferred stock dividends/preferred unit distributions	43,814	115,010	43,814	115,010

Fixed charges and preferred stock dividends/preferred unit distributions	$208,920	$454,164	$208,920	$454,164

Ratio of earnings to fixed charges	1.82	1.95	1.82	1.95

Ratio of earnings to fixed charges and preferred stock dividends/preferred unit distributions	1.44	1.45	1.44	1.45

(1)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).